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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                        Financial Performance Corporation
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   317630 30 9
                                   -----------
                                 (CUSIP Number)

                             Gary S. Friedman, Esq.
                     Kaufman Friedman Plotnicki & Grun, LLP
                              300 East 42nd Street
                            New York, New York 10017
                                 (212) 687-1700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 17, 1999
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               Page 1 of 125 pages


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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP No. 317630 30 9
---------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert S. Trump         SS#         ###-##-####

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [ ]

                                                             (b)    [ ]

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3)    SEC USE ONLY


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4)    SOURCE OF FUNDS                                               PF

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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

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                     7)    SOLE VOTING POWER
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY         8)    SHARED VOTING POWER
OWNED BY                      4,506,422 (See Item 6)
EACH             ---------------------------------------------------------------
REPORTING            9)    SOLE DISPOSITIVE POWER
PERSON                        51,000 (See Item 6)
WITH             ---------------------------------------------------------------
                     10)   SHARED DISPOSITIVE POWER
                              4,455,422 (See Item 6)

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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    4,506,422

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12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [ ]
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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      47.1%
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14)   TYPE OF REPORTING PERSON
                                       IN

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The Statement on Schedule 13D dated March 3, 1994 (the "Schedule 13D") with respect to the beneficial ownership by Robert S. Trump of shares of common stock of Financial Performance Corporation, is hereby amended as set forth below.

1. Item 1, Security and Issuer, is hereby amended and restated in its entirety to read as follows:

              This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value, (the "Common Stock") of Financial Performance Corporation, a New York corporation (the "Company"). The principal executive offices of the Company are located at 335 Madison Avenue, New York, New York 10017.

2. Item 3, Source and Amount of Funds or Other Consideration, is hereby amended and restated in its entirety to read as follows:

              As of November 17, 1999, Mr. Trump beneficially owned 4,506,422 shares of Common Stock. Of the shares of Common Stock owned by Mr. Trump, 4,455,422 shares were acquired from the Company in various private placements and debt conversions for an aggregate consideration of $2,967,088. In addition, Mr. Trump previously purchased 51,000 shares of Common Stock in the open market.

              Mr. Trump purchased the shares of Common Stock which he beneficially owns using personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

3. Item 4, Purpose of Transaction, is hereby amended by the deletion of the final paragraph thereof and the addition of the following provisions:

              (a) On November 17, 1999, Mr. Trump sold to Jeffrey Silverman 500,000 shares of Common Stock and conveyed the Silverman Trump Stock Options (as hereinafter defined) to Mr. Silverman pursuant to the terms of the Stock Purchase and Sale Agreement dated as of November 17, 1999 by and among the Company, Mr. Trump and Mr. Silverman (the "Silverman Purchase Agreement"), for an aggregate purchase price of $250,000. A copy of the Silverman Purchase Agreement is attached hereto as Exhibit L and is hereby incorporated herein by reference.

              Pursuant to the terms of the Option Agreement dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump (the "Silverman First Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $.8125 per share (the "Silverman First Stock Option").


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              Pursuant to the terms of the Option Agreement dated November 17,
1999, by and between Jeffrey S. Silverman and Robert S. Trump (the "Silverman Second Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $1.3125 per share (the "Silverman Second Stock Option").

              Pursuant to the terms of the Option Agreement dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump, (the "Silverman Third Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $5.00 per share (the "Silverman Third Stock Option") (the Silverman First Stock Option, the Silverman Second Stock Option and the Silverman Third Stock Option are hereinafter collectively referred to as the "Silverman Trump Stock Options"). The Silverman Trump Stock Options are attached hereto as Exhibit N, and are incorporated herein by reference in their entirety.

              On November 17, 1999, Mr. Trump sold to Ronald Nash 500,000 shares of the Common Stock and conveyed the Nash Trump Stock Options (as hereinafter defined) to Mr. Nash pursuant to the terms of the Stock Purchase and Sale Agreement dated as of November 17, 1999 by and among the Company, Mr. Trump and Mr. Nash (the "Nash Purchase Agreement"), for an aggregate purchase price of $250,000. A copy of the Nash Purchase Agreement is annexed hereto as Exhibit M and is hereby incorporated herein by reference.

              Pursuant to the terms of the Option Agreement dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash First Option Agreement") and the Nash Purchase Agreement, Mr. Trump granted to Mr. Nash an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $.8125 per share (the "Nash First Stock Option").

              Pursuant to the terms of the Option Agreement dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash Second Option Agreement") and the Nash Purchase Agreement, Mr.Trump granted to Mr. Nash an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $1.3125 per share (the "Nash Second Stock Option").

              Pursuant to the terms of the Option Agreement dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash Third Option Agreement") and the Nash Purchase Agreement, Mr. Trump granted to Mr. Nash an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $5.00 per share (the "Nash Third Stock Option"). The Nash First Stock Option, the Nash Second Stock Option and the Nash Third Stock Option are hereinafter collectively referred to herein as the "Nash Trump Stock Options." The Nash Trump Stock Options are attached hereto as Exhibit O, and are incorporated herein by reference in their entirety.


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              Mr. Trump may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by Mr. Trump. Mr. Trump may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

              (b) Mr. Trump currently has no plans or proposals which relate to or would result in any extraordinary corporate transactions involving the Company or any of its subsidiaries.

              (c) None.

              (d) In connection with the consummation of the transactions contemplated by the Silverman Purchase Agreement and the Nash Purchase Agreement, Messrs. Silverman and Nash were elected to the Board of Directors of the Company. Pursuant to the terms of the Stockholders Agreement dated November 17, 1999 by and among Mr. Trump, Mr. Silverman, Mr. Nash and the Company (the "Stockholders Agreement"), the number of directors on the Board of Directors was set at five, and Mr. Trump has agreed, among other things, to vote all shares of Common Stock beneficially owned by him for the nominee of Mr. Silverman for election as a director of the Company (the "Silverman Director") and for the nominee of Mr. Nash for election as a director of the Company (the "Nash Director") so long as Mr. Silverman or Mr. Nash, as the case may be, holds at least 500,000 shares of Common Stock. The Stockholders Agreement is attached hereto as Exhibit P and is incorporated herein by reference in its entirety.

              (e) None.

              (f) None.

              (g) None.

              (h) None.

              (i) None.

              (j) None.

4. Item 5, Interest in Securities of the Issuer, is hereby amended in its entirety to read as follows:

              (a) As of November 17, 1999, Mr. Trump beneficially owned 4,506,422 shares of Common Stock, representing approximately 47.1% of the outstanding shares of Common Stock*.


-----------------------------
* All percentages in Item 5 are based upon a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-QSB for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock

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              (b)    As of the date hereof, by reason of the contemplated
relationships among Mr. Trump and Messrs. Silverman and Nash, Mr. Trump may be deemed, under certain circumstances, to share voting power over all of the shares of Common Stock owned by Mr. Trump and, under certain circumstances, to share dispositive power over all but 51,000 of the shares of Common Stock owned by Mr. Trump. See Item 6 for information relating to the Stockholders Agreement.

              (c) Except as set forth in this Amendment No. 1 to Schedule 13D, Mr. Trump has not engaged in any transactions in the Common Stock within the 60 days preceding the filing of this Amendment No. 1 to Schedule 13D.

              (d)    Not applicable.

              (e)    Not applicable.

5. Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, is amended and restated in its entirety to read as follows:

              Pursuant to the terms of the Stockholders Agreement, Mr. Trump has, among other things, (i) agreed to vote all shares of Common Stock beneficially owned by him for the Silverman Director and the Nash Director (as such terms are defined therein) so long as Mr. Silverman or Mr. Nash, as the case may be, beneficially owns at least 500,000 shares of Common Stock; (ii) agreed to not vote his shares in favor of any of the actions referred to in
Section 1.2 of the Stockholders Agreement without the affirmative written consent of each of Messrs. Silverman and Nash; (iii) agreed that he will not, directly or indirectly, transfer certain shares of capital stock of the Company (or any interest therein), any stock certificates representing the same or any voting trust certificate issues with respect to said capital stock, or any option, right or warrant to acquire shares of Common Stock, (collectively defined in the Stockholders Agreement as the "Remaining Shares"), to any person except pursuant to the Silverman Option Agreements or the Nash Option Agreements or as permitted under the Stockholders Agreement; and (iv) granted to each of Messrs. Silverman and Nash a right of first offer with respect to the Remaining Shares. See Exhibit P hereto, which is incorporated herein by reference in its entirety. Pursuant to a Registration Rights Agreement dated as of November 17, 1999 by and among Mr. Trump, Messrs. Silverman and Nash, William F. Finley and the Company (the "Registration Rights Agreement"), Mr. Trump, as well as Messrs. Silverman, Nash and Finley, were granted certain registration rights by the Company with regard to the securities of the Company owned by such persons. A copy of the Registration Rights Agreement is annexed hereto as Exhibit Q and is incorporated herein by reference in its entirety.


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granted to Mr. William F. Finley pursuant to the Amended and Restated Employment
Agreement between Mr. Finley and Financial Performance Corporation, for a total of 9,571,534 shares.

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6.     Item 7, Material to be Filed as Exhibits, is hereby amended by the addition of the following Exhibits:

              Exhibit L-     Silverman Purchase Agreement

              Exhibit M-     Nash Purchase Agreement

              Exhibit N-     Silverman Stock Options

              Exhibit O-     Nash Stock Options

              Exhibit P-     Stockholders Agreement

              Exhibit Q-     Registration Rights Agreement







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                                    SIGNATURE

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 29, 1999


                                              /s/ Robert S. Trump
                                              -------------------
                                              Name: Robert S. Trump







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